Exhibit 99.2
Appointment of New Directors
Five new directors of the Company were appointed on March 28, 2008. Details concerning such directors are set forth below.

Name	Major experience	Remarks & Tenure
Yoon Seok Kang	Korea Venture Fund, Managing Director/Korea Representative (2000-present)
Samsung Venture Investment Corporation, Fund Manager, IT/Telecommunications Team (1999-2000)
Samsung Electronics Co., Manager of Strategy and Business Development Group, Information and Communications Division Corporate Planning and Strategy Team (1996-1999)
Stanford University, Stanford, CA, Executive Course at Graduate School of Business Administration (2001)
Polytechnic University, Brooklyn, NY, Master of Science in Electrical Engineering (1993)
	University of Utah, Salt Lake City, UT, Bachelor of Science in Electro-Physics (1990)	Inside Director 3 years
Kazuki Morishita	GungHo Online Entertainment, Inc., President & Chief Executive Officer
(2004-present)
GungHo Works, Inc., Board Chairman (2007-present)
GungHo Online Entertainment Korea, Director (2007-present)
GAME ARTS Co.,Ltd., Director (2005-present)
GungHo Online Entertainment, Inc., Chief Operating Officer (2002-2004)
OnSale, Inc., General Manager, E-service Department (2001-2002)
	Softcreate Co., Ltd., Chief, System Sales Department (1996-2000)	Inside Director 3 years
Yoshinori Kitamura	GungHo Online Entertainment, Inc., Executive General Manager, International Business Division (2007-present)
GungHo Online Entertainment Korea, Director (2007-present)
GungHo Online Entertainment, Inc., Director (2006-present)
GungHo Online Entertainment, Inc., Marketing Division, Executive General Manager (2003-2007)
NC Japan K.K, Marketing Division (2002-2003)
	ICC Corporation, Business Development (1999-2003)	Inside Director 3 years
Luke Kang	MTV Networks Korea, Senior Vice President/Managing Director, Korea (2006-present)
MTV Networks Asia Pacific Region, based in Singapore (Asia HQ), Senior Vice President, Strategy and Digital Media (2005-2006);Senior Vice President, Corporate Strategy and Business Development (2004-2005); Vice President, Corporate Strategy and Business Development (2003-2004); Director, Corporate Strategy and Business Development (2001-2002)
Asiacontent.com Korea, Manager, Business Development (2000)
Monitor Group Asia Pacific Region (1996-2000)
Ministry of Finance & Economy of the Republic of Korea, Analyst (1995-1996)
	University of Michigan, Bachelor of Arts in History (1995)	Outside Director 3 years
Phillip Young Ho Kim	IRG Limited, Managing Director (2000-Present)
Morgan Stanley (Hong Kong), Executive Director, Financial Institutions Group (1998-2000)
Lehman Brothers (Hong Kong), Country Coverage (1992-1997)
Lehman Brothers (New York), Financial Institutions Group (1985-1991)
Crocker National Bank (1983-1984)
	University of California at Berkeley, Bachelor of Arts in Economics (1983)	Outside Director 3 years

Pursuant to the appointment of new directors at the Meeting on March 28, 2008, the Company instituted a board of directors comprised of 5 inside (executive) directors and 5 independent (non-executive) directors.

Name	Current Position	Commencement of term	Expiration of term
Il Young Ryu	Chairman, President, Representative Director and Chief Executive Officer	September 21, 2005	September 20, 2008
Seung Taik Baik	Executive Director and Chief Operating Officer	March 31, 2006	March 30, 2009
Yoon Seok Kang	Executive Director	March 28, 2008	March 27, 2011
Kazuki Morishita	Executive Director	March 28, 2008	March 27, 2011
Yoshinori Kitamura	Executive Director	March 28, 2008	March 27, 2011
William Woojae Hahn	Independent Director and Audit Committee Member	March 22, 2007	March 21, 2010
Jungil Lee	Independent Director and Audit Committee Member	March 31, 2006	March 30, 2009
Kwangsuk Lee	Independent Director and Audit Committee Member	March 22, 2007	March 21, 2010
Luke Kang	Independent Director	March 28, 2008	March 27, 2011
Phillip Young Ho Kim	Independent Director	March 28, 2008	March 27, 2011
The Company’s new board structure, which consists of an equal number of inside and independent directors, is in violation of NASDAQ Marketplace Rule 4350(c)(1) which requires that a majority of the board of directors be comprised of independent directors.
NASDAQ has granted the Company an exemption from the requirements under Rule 4350(c) on the basis that such requirements were not consistent with the home country practice. With respect to the number of directors, Section 383(1) of the Commercial Code of the Republic of Korea provides only that a stock company is required to have three (3) or more directors and does not require that a majority of the board of directors be comprised of independent directors. Therefore, the Company’s new board structure conforms to generally accepted business practices in the Republic of Korea and is not prohibited by any applicable codes, laws and regulations in the Republic of Korea.
The Company shall make all disclosures related to the new board structure to the SEC, including such disclosures on the Company’s Form 20-F for the year ended December 31, 2007, to be filed with the SEC in June 2008.